Exhibit 99.1

XCharge Receives Nasdaq Notice Regarding Minimum Bid Price Requirement

HAMBURG, Germany & AUSTIN, Texas, June 30, 2026 (GLOBE NEWSWIRE) -- XCHG Limited (“XCharge” or the “Company”) (Nasdaq: XCH), a global leader in integrated EV charging solutions, today announced that it received a written notice (the “Notice”) dated June 24, 2026, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not currently in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the Company’s American Depositary Shares (“ADSs”) was below $1.00 per ADS for 30 consecutive business days.

The Notice has no immediate effect on the listing of the Company's ADSs, which will continue to trade on Nasdaq under the ticker symbol “XCH”. The receipt of the Notice does not impact the Company’s business operations, contractual obligations, or reporting requirements with the U.S. Securities and Exchange Commission.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until December 21, 2026, to regain compliance by having the closing bid price meet or exceed $1.00 per ADS for a minimum of 10 consecutive business days.

In the event the Company does not regain compliance by December 21, 2026, the Company may be afforded a second 180-calendar-day compliance period. To qualify for this additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the minimum bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s ADSs will be subject to delisting.

The Company intends to continue monitoring the closing bid price of its ADSs and intends to consider available options to regain compliance with the minimum bid price requirement.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About XCharge

XCharge (Nasdaq: XCH) is a global supplier of high-performance electric vehicle charging solutions and energy storage solutions. The Company has headquarters in Hamburg and Austin,

working with a globally networked team to drive innovation in the field of energy and help its customers achieve long-term success.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about XCHG Limited's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “objective,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in XCHG Limited’s filings with the United States Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release, and XCHG Limited does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

XCharge

IR Department

Email: ir@xcharge.com